                  INDIANA MICHIGAN POWER COMPANY
                  RIVER TRANSPORTATION DIVISION
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 24039
          BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1999



                             CONTENTS

                                                            Page

Summary of Billings                                           1

                      INDIANA MICHIGAN POWER COMPANY
                       RIVER TRANSPORTATION DIVISION
                            SUMMARY OF BILLINGS
               BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1999
                                                 April 1999                   May 1999                     June 1999
                                        Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                                (per ton)    (000)           (per ton)    (000)           (per ton)    (000)

BARGING SERVICE BILLINGS TO AFFILIATES
  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .  261,016   $3.12      $815   255,502    $3.13      $799   218,635    $3.30     $722

    Amos Plant . . . . . . . . . . . .     -      $ -          -       -       $ -          -     67,771    $1.30       88

      Total. . . . . . . . . . . . . .  261,016              $815   255,502               $799   286,406              $810

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .  363,821   $2.13      $776   331,232    $2.09      $693   335,434    $1.92     $645

    Kanawha River Plant. . . . . . . .   51,327   $0.88        45    33,931    $1.02        35    35,539    $0.88       31

      Total. . . . . . . . . . . . . .  415,148              $821   365,163               $728   370,973              $676

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .  131,528   $1.28      $168   214,545    $1.63      $350   167,844    $1.71     $287

  Ohio Valley Electric Company . . . .     -      $ -        $ -       -         -       $  -     59,070    $0.99      $59

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .  852,893   $2.00    $1,705   877,957    $1.59    $1,398   774,717    $1.62   $1,252

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .  177,633   $0.75      $134    59,574    $0.76       $45    61,753    $0.65     $ 40

    Gavin Plant. . . . . . . . . . . .   39,656   $1.30        51    26,494    $1.32        35   185,734    $1.34      249

    Mitchell Plant . . . . . . . . . .   40,268   $2.43        98      -       $ -          -       -       $ -         -

      Total. . . . . . . . . . . . . .  257,557              $283    86,068                $80   247,487              $289

BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES:
  Buckeye Power Company:
    Cardinal Plant (Unit 2 & 3). . . .   60,473   $1.90      $115   183,925    $2.34      $430   111,629    $2.41     $269

  Other Coal . . . . . . . . . . . . .  181,902   $2.07      $377   170,605    $1.67      $285   165,143    $1.76     $291

  Other. . . . . . . . . . . . . . . .  422,903              $698   443,823               $670   526,917              $793

Note: The above amounts include demurrage charges.